Exhibit 99.1

PRESS RELEASE

For Immediate Release

Teranga to Enter into Stream Transaction with Franco-Nevada to Acquire Remaining Interest in OJVG and to Retire Half of Bank Debt

Combination expected to provide greater growth, flexibility and higher free cash flows to Teranga and guaranteed ounce delivery to Franco-Nevada with potential to share in Teranga’s exploration success

Highlights of Transactions for Teranga

•                  Enters into a stream transaction with Franco-Nevada to fund the acquisition and debt retirement

•                  Acquires the balance of Oromin Joint Venture Group Ltd. (“OJVG”)

•                  Retires US$30 million of US$60 million bank debt facility

•                  Positions the Company to reach phase 1 growth objective of 250,000 to 350,000 ounces of annual gold production in Senegal.1

•                  Provides for significant operating flexibility to maximize free cash flows

•                  Develops a pipeline of near, medium and long term production growth on an emerging gold belt

•                  Retains focus on protecting the balance sheet and best positions shareholders to benefit from a rise in gold prices

Highlights of Transaction for Franco-Nevada

•                  Attractive stream asset that is expected to be one of Franco-Nevada’s top contributors

•                  Delivers stable and immediate cash flows and increases gold contribution within our portfolio

•                  Investment in a well-run operation with an established track record and favourable cost structure

•                  Excellent exploration potential on land covering a 70km strike extent on an emerging mineral belt

December 12, 2013: Toronto, Canada — Teranga Gold Corporation (“Teranga”) (TSX/ASX:TGZ) and Franco-Nevada Corporation (“Franco-Nevada”) (TSX/NYSE:FNV) are pleased to announce that they have agreed to enter into a US$135 million stream transaction that has allowed Teranga to enter into definitive share purchase agreements with Bendon International Ltd. (“Bendon”) and Badr Investment & Finance Company (“Badr”) to acquire the balance of the OJVG that it does not already own and to retire US$30 million of its US$60 million debt facility with Macquarie Bank Limited (“Macquarie”).  On completion of these transactions, the combination of Sabodala and the OJVG satellite deposits is expected to allow Teranga to reach its phase 1 growth objective of 250,000 to 350,000 ounces of gold production leveraging off of its existing mill and infrastructure.  The combination also provides operating flexibility to sequence pits and phases of pit development to maximize free cash flows.  Overall, with the proximity of the OJVG pits to the Sabodala mill and the Company’s ability to optimize the ounces that are processed through the mill, the transaction is expected to provide for near, medium and long term growth in production and free cash flows.

“The acquisition of the OJVG is the most accretive and synergistic transaction that I have ever seen in all my years of developing and acquiring mining projects.  The addition of the OJVG’s 1.45 million ounces of open pit mineral reserves to Teranga’s existing mineral reserves, will double our open pit reserve base, before we have even commenced any optimization work, and we expect to see significant value creation as we leverage off of our existing mill and infrastructure,” said Alan R. Hill, Executive Chairman, Teranga Gold.

1  This forecasted annual production target is based on the following assumptions:  (1) Disclosed mineral reserves (proven 12.87Mt @ 1.28 g/t for 0.53Moz and probable 16.34Mt @ 1.64 g/t for 0.86Moz) as per the Teranga’s NI 43-101 technical report entitled Technical Report for the Sabodala Gold Project Republic of Senegal, West Africa (with an effective date of June 30, 2013) (the “Sabodala Technical Report”); and (2) The addition of OJVG probable open pit mineral reserves of 21.89Mt @ 2.05 g/t for 1.45Moz as per the technical report entitled OJVG Golouma Gold Project — Updated Feasibility Report, January 2013 (the “OJVG Technical Report”).  Requires amendment to OJVG Gouloma Project’s existing permits reflecting a reduced project footprint as ore is processed through Sabodala mill.

US$135 million streaming transaction with Franco-Nevada

•                  The stream transaction allows Teranga to acquire the balance of the OJVG and repay half of the Macquarie bank loan with minimal dilution to shareholders;

•                  Franco-Nevada will provide a US$135 million deposit of which US$105 million will be used to acquire Bendon’s stake in the OJVG and US$30 million to retire half of the currently outstanding Macquarie bank loan;

•                  The stream agreement requires Teranga to deliver 22,500 ounces annually over the first six years followed by 6% of production thereafter.  Franco-Nevada’s purchase price per ounce is set at 20% of the spot gold price; and

•                  The stream agreement will have an initial 40 year term.

“We are pleased to support the Teranga management team in structuring a transaction that is a win-win for all parties,” said David Harquail, President and CEO, Franco-Nevada.  “We believe Senegal will be a growing mining investment destination with attractive geology and secure mineral tenure”.

Acquisition of balance of OJVG interests not already owned

•                  Acquisition of Bendon’s 43.5% participating interest for US$105 million;

•                  Acquisition of Badr’s 13% carried interest for US$7.5 million and further contingent consideration based on higher realized gold prices and increases to OJVG property reserves through 2020; and

•                  The acquisition of Bendon’s and Badr’s interests in the OJVG increases Teranga’s ownership to 100% and consolidates the Sabodala region which is anticipated to provide Teranga with the flexibility to integrate OJVG satellite deposits into Teranga’s existing operations, thereby increasing earnings and free cash flow.

Retires US$30 million of US$60 million bank debt

•                  Retirement of half of the Macquarie’s loan facility and retirement of the balance owing by the end of 2014 protects Teranga shareholders by the removal and reduction of potential financial covenant violations in a lower and more volatile gold price environment; and

•                  Increases Teranga’s financial flexibility going forward and reduces balance sheet risk.

Expected benefits of the OJVG transaction

•                  Increased open pit reserves (Teranga 1.4 Moz2 & OJVG 1.45 Moz3 proven and probable reserve);

•                  Increased production — positions Company to reach phase 1 growth objective of between 250,000 to 350,000 ounces of annual gold production in Senegal4;

•                  Increased mine life;

•                  Increased resources and potential resource growth (Teranga M&I 2.89 Moz, Inferred 1.87 Moz5; OJVG Indicated 3.78 Moz, Inferred 0.96 Moz6) on significant land package;

•                  Increased operational flexibility with the ability to sequence pit and phase development by prioritizing ore from different deposits based on grade, strip ratio, ore hardness and development costs;

•                  Increased free cash flows — operating flexibility is key to generating higher free cash flows in 2014 as we defer phase 4 waste stripping at Sabodala increasing our 2014 cash flows at lower gold prices.  And this is before incorporating additional production from the OJVG; and

•                  Most importantly, the combination will benefit from leveraging off the existing built mill and infrastructure resulting in modest sustaining capital going forward.

2  See note 1 above relating to Sabodala mineral reserves.

3  See note 1 above relating to OJVG mineral reserves.

4  See note 1 above for the assumptions for this forecasted annual production target which is based on proven and probable reserves only.

5  The figures above are “Total” Mineral Resources and include Mineral Reserves for Measured and Indicated resources.  Measured resources are 25.15Mt at 1.44 g/t and Indicated resources are 37.23Mt at 1.44 g/t as per the Sabodala Technical Report.  Inferred resources do not include mineral as reserves and are 57.84Mt at 1.87 g/t as outlined in the Sabodala Technical Report.

6  The figures above are “Total” Mineral Resources and include Mineral Reserves only for Indicated resources.  Indicated resources are 75.2Mt at 1.56 g/t as per the OJVG Technical Report.  Inferred resources do not include reserves and are 17.3Mt at 1.73 g/t as outlined in the OJVG Technical Report.

“We are pleased to have completed this long-awaited transaction with minimal dilution to our shareholders while strengthening our balance sheet by reducing our debt facility.  Franco-Nevada’s support for the management team’s vision and the promise of the project itself has come after significant due diligence and is a meaningful endorsement from a leader in our industry.  Our shareholders are very well served by this transaction,” said Richard Young, President and Chief Executive Officer, Teranga Gold.

Mr. Young continued, “We would like to thank President Macky Sall and Aly Ngouille Ndiaye, the Minister of Mines and all the Ministries that have worked with us to develop a real partnership and trust between the Senegalese Government and our Canadian Management team.  The President has stated the importance of the mining industry in Senegal and his Government’s commitment to work towards growing domestic gold production as quickly as possible.  This has been demonstrated with the signing of the Definitive Global Agreement earlier this year which provided a formula to acquire the waiver option held by the Government that has paved the way for the consolidation of the OJVG and the ability to process these ounces through our central milling facility.”

The acquisition by Teranga of the remaining OJVG interests and the completion of the stream transaction are inter-conditional.  In addition, the completion of the proposed transactions is, among other things, conditional upon:

•                  Any required Australian Stock Exchange approvals;

•                  An amendment to the project finance facility with Macquarie and the signing of an Inter-Creditor Agreement among the Macquarie, Teranga and Franco-Nevada parties;

•                  The proposed transaction to be completed by January 17, 2014; and

•                  Other customary closing conditions.

There can be no assurance that any of the above noted conditions will be satisfied, or that the proposed transactions will be completed.

Teranga’s and Franco-Nevada’s senior management team will host a conference call and webcast on December 12, 2013 to discuss the details of the transactions.  The call will also be available on replay for those who are not able to participate.

Conference Call and Webcast Details

Toronto:  December 12, 2013 at 8:00 AM (EST)

London:  December 12, 2013 at 1:00 PM (GMT)

Perth:  December 12, 2013 at 9:00 PM (AWST)

Sydney:  December 13, 2013 at 12:00 AM (AEDT)

Via Telephone:

To participate on the conference call, please see the dial-in details below:

•                  Toronto:  416.340.8527

•                  North America toll-free:  1.800.766.6630

•                  International:  1.416.340.8527

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website:

http://www.terangagold.com/English/Investors/Presentations-and-Webcasts/default.aspx

The webcast can also be accessed directly using the following link:

http://www.gowebcasting.com/5144

Replay archive:

Please dial 905.694.9451 or toll-free 1.800.408.3053, passcode:  6418574

The conference call replay will expire two weeks after the call.

Forward-Looking Information

This news release contains certain statements that constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively, “forward-looking statements”).  All information contained in this news release, other than statements of current and historical fact, is forward-looking information.  Forward-looking statements include, among other things, all disclosure regarding the completion of the acquisition of the OJVG, the retirement of the Macquarie debt facility and the stream transaction, the proposed plans with respect to mine plan and consolidation of the Sabodala Gold Project and OJVG Golouma Gold Project, mineral reserves, future gold production, cash flows, anticipated synergies, including higher free cash flows , possible events, conditions or results of operations.  Such statements are based upon assumptions, opinions and analysis made by management of Teranga and Franco-Nevada, as applicable, in light of their experience, current conditions and expectations of future developments that management of each believe to be reasonable and relevant. These assumptions include, among other things, the ability to obtain any requisite Senegalese governmental approvals to the proposed transactions and consolidation of the projects, ASX approvals, the accuracy of mineral reserve and mineral resource estimates, future economic conditions and courses of action.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Teranga and Franco-Nevada, or developments in Teranga’s or Franco-Nevada’s business or in the gold industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. The risks and uncertainties that may affect forward-looking statements include, among others: economic market conditions, the inherent risks associated with mineral reserve and mineral resource estimates, anticipated costs and expenditures, government approvals and permitting, and other risks detailed from time to time in Teranga’s and Franco-Nevada’s filings with applicable securities regulators.  Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking statements.  Teranga and Franco-Nevada cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  Forward-looking statements included herein are based on management’s current plans, estimates, projections, beliefs and opinions, and, except as required by law, neither Teranga nor Franco-Nevada undertake any obligation to update forward-looking statements after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking statements.  Nothing in this news release should be construed as either an offer to sell or a solicitation to buy or sell Teranga securities.

Qualified Persons and Competent Persons Statement

The technical information contained in this press release is based on information compiled by Mr. Paul Chawrun P. Eng and Ms. Patti Nakai-Lajoie, P. Geo from the National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled Technical Report for the Sabodala Gold Project Republic of Senegal, West Africa (with an effective date of June 30,  2013) prepared for Teranga and the technical report entitled OJVG Golouma Gold Project Updated FS Technical Report (with an effective date of January 30, 2012), prepared for Teranga’s wholly-owned subsidiary Oromin, each of which is available at www.sedar.com. Mr. Chawrun is member of the Professional Engineers Ontario, which is currently included as a “Recognized Overseas Professional Organization” in a list promulgated by the ASX from time to time. Ms. Patti Nakai-Lajoie, P. Geo., is a Member of the Association of Professional Geoscientists of Ontario.

Mr. Chawrun is a full-time employee of Teranga and is a “qualified person” as defined in NI 43-101 and a “competent person” as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr. Chawrun has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr. Chawrun has consented to the inclusion in the press release of the matters based on his compiled information in the form and context in which it appears.

Ms. Nakai-Lajoie is a full time employee of Teranga and is not “independent” within the meaning of National Instrument 43-101. Ms. Nakai-Lajoie has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which she is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Ms. Nakai-Lajoie is a “Qualified Person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects. Ms. Nakai-Lajoie has consented to the inclusion in the press release of the matters based on her compiled information in the form and context in which it appears in this document.

Teranga’s disclosure of mineral reserve and mineral resource information is governed by NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM (“CIM Standards”). CIM definitions of the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, are substantially similar to the JORC Code corresponding definitions of the terms “ore reserve”, “proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”

and “inferred mineral resource”, respectively. Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the CIM definitions applicable under NI 43-101. There can be no assurance that those portions of mineral resources that are not mineral reserves will ultimately be converted into mineral reserves.

ABOUT TERANGA

Teranga is a Canadian-based gold company listed on the Toronto Stock Exchange (TSX: TGZ) and Australian Securities Exchange (ASX: TGZ). Teranga is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development.

Teranga’s mission is to create value for all of its stakeholders through responsible mining. Its vision is to explore, discover and develop gold mines in West Africa, in accordance with the highest international standards, and to be a catalyst for sustainable economic, environmental and community development. All of its actions from exploration, through development, operations and closure will be based on the best available techniques.

Contact Information:

Teranga Gold Corporation

Kathy Sipos

Vice-President, Investor & Stakeholder Relations

+1 416-594-0000

ksipos@terangagold.com

www.terangagold.com

ABOUT FRANCO-NEVADA

Franco-Nevada is a gold-focused royalty and stream company. The Company has a diversified portfolio of cash-flow producing assets and interests in some of the largest development projects in the world. Its business model provides investors with exploration optionality while limiting exposure to operating and capital cost risks. Franco-Nevada has substantial cash with no debt and is generating cash flow from its portfolio that is being used to expand its portfolio and pay monthly dividends. Franco-Nevada’s common shares trade under the symbol FNV on both the Toronto and New York stock exchanges.

Contact Information:

Stefan Axell

Manager, Investor Relations

+1 416-306-6328

info@franco-nevada.com

www.franco-nevada.com